Exhibit 99.1

Fuwei Films Updates on Status of Class Action Lawsuit

Press Release
Source: Fuwei Films (Holdings) Co. Ltd.
On Monday July 20, 2009, 7:52 am EDT

BEIJING, July 20 /PRNewswire-Asia-FirstCall/ -- Fuwei Films (Holdings) Co. Ltd. (Nasdaq: FFHL - News; "Fuwei" or "the Company"), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced that the Company has received a Memorandum and Order (the "Order") from the United States District Court for the Southern District of New York regarding the shareholder class action suit.

On March 14, 2008, a Consolidated Amended Class Action Complaint (the "Complaint") was filed against Fuwei, certain of its present and former officers, directors, and shareholders, and the underwriters for Fuwei's December 19, 2006 initial public offering (collectively, the "defendants"), alleging that the Registration Statement and Prospectus contained materially false and misleading information in violation of federal securities laws. The defendants filed motions to dismiss the Complaint on May 14, 2008.

At this preliminary stage of the litigation, the Court is required to assume that the facts alleged by the plaintiffs are true and must draw all reasonable inferences in the plaintiffs' favor. Applying that standard, the Court granted the defendants' motions in part and denied them in part. The Court dismissed plaintiffs' claims to the extent they were based upon Fuwei's alleged failure to disclose the DMT arbitration proceeding. The Court also dismissed certain of plaintiffs' claims to the extent they were brought on behalf of shareholders who did not purchase their shares directly in the IPO.

The Court sustained plaintiffs' remaining claims. However, the Court noted that the defendants may be able to assert affirmative defenses provided by the federal securities laws in a motion for summary judgment, which could resolve the case before trial.

Now that the motions to dismiss have been ruled upon, the defendants must submit responsive pleadings to the Complaint and discovery will proceed.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Shandong. Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the short and long-term effects of the global financial crisis on the Company and the BOPET film industry; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

    For more information, please contact:
    In China:

    Ms. Maggie Huang
    Investor Relations Manager
    Phone: +86-10-8518-5620
    Email: fuweiIR@fuweifilms.com

    In the U.S.:

    Ms. Leslie Wolf-Creutzfeldt
    Investor Relations
    Grayling
    Phone: +1-646-284-9472
    Email: leslie.wolf-creutzfeldt@us.grayling.com